 Exhibit I

DIANA SHIPPING INC.
Registered Office:	Address for Correspondence:
Trust Company Complex,	c/o DIANA SHIPPING SERVICES S.A.,	TEL.:	+30 (210) 947 0100
Ajeltake Road, Ajeltake Island,	Pendelis 16,	FAX:	+30 (210) 947 0101
Majuro,	175 64 Palaio Faliro,	E-MAIL:	info@dianashippinginc.com
Marshall Islands MH 96960.	Athens - Greece.

PLEASE REPLY TO ATHENS OFFICE

March 6, 2026

Genco Shipping & Trading Limited 299 Park Avenue, 12th Floor

New York, NY 10171

Attention:

John Wobensmith

Chairman of the Board and Chief Executive Officer

and

Kathleen Haines

Lead Independent Director

Dear Mr. Wobensmith and Ms. Haines:

On behalf of Diana Shipping Inc. (“Diana”), we are submitting a revised non-binding indicative proposal to acquire all of the issued and outstanding shares of common stock of Genco Shipping & Trading Limited (“Genco”) not currently owned by Diana for $23.50 per share in cash (the “Transaction”).

Our revised proposal allows all of Genco’s shareholders to receive immediate value in cash at an attractive premium to the historical trading price of Genco. The revised price of $23.50 represents:

·	a 31% premium to the undisturbed closing share price of Genco on November 21, 2025, the last trading day prior to Diana’s initial proposal to acquire the remaining shares of Genco;

·        an implied dividend yield of 9.1% and 8.3% based on consensus of analyst estimates of dividends per share for 2026 and 2027, respectively; and

·	a price/net asset value ratio (P/NAV) of 1.0x based on the NAV estimated by Clarksons Securities (adjusted for Genco’s recently announced dividend), reflecting a meaningful premium to the P/NAV Genco has traded at historically.

Our increased offer is being made in partnership with Star Bulk Carriers Corp. (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, which has entered into a definitive agreement with Diana to acquire 16 Genco vessels for approximately $470.5 million in cash upon completion of Diana’s acquisition of Genco.

In addition to the Star Bulk transaction, our increased proposal is supported by $1.433 billion of fully committed financing, arranged by DNB Carnegie and Nordea, with participation of other leading international banks. To be clear, the committed debt financing is fully underwritten and not conditioned on completion of the Star Bulk transaction.

In light of our revised proposal, the fiduciary duties of Genco’s Board of Directors require that it promptly engage with us in good faith to negotiate a definitive agreement for the benefit of Genco’s shareholders.

DIANA SHIPPING INC.

Furthermore, based on our knowledge of the shipping industry, we do not believe that there will be any regulatory impediment to the Transaction. Moreover, the Transaction would not be subject to approval of Diana shareholders.

Diana has already completed extensive analysis of Genco’s publicly disclosed information and this proposal has the full support of Diana’s Board of Directors. We have retained DNB Carnegie as financial advisor, and Fried, Frank, Harris, Shriver & Jacobson LLP and Seward & Kissel LLP as legal counsel. Diana and its advisors are prepared to work with you, the Genco Board and your advisors to complete our remaining due diligence and negotiate a definitive agreement for the Transaction.

Of course, this letter is a non-binding indication of our interest, and it does not create or impose any legal obligation on any party, and there will be no binding agreement between us or any commitment or obligation on either party with respect to this proposal or a possible transaction unless and until a definitive agreement is executed by Genco and Diana.

In accordance with SEC requirements, we will promptly file an amended Schedule 13D with the SEC with the contents of this letter. We firmly believe in our vision for a combination of our two companies, and we believe this proposal represents an unapparelled opportunity for Genco’s shareholders to obtain immediate liquidity at a substantial and compelling premium.

This transaction is a top priority for us and we are prepared to take the steps necessary to ensure that your shareholders have the opportunity to consider this transaction. To that end, we plan to share with you a draft merger agreement in the near future. We look forward to your prompt response.

Yours sincerely,

Semiramis Paliou

Director and Chief Executive Officer

 Registered Office: Trust Company Complex, Ajeltake Road, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH 96960